
10031199

SEC[...]MISSION

SEC Mail Processing
Section

JUL 27 2010

Washington, DC
110

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/09 (MM/DD/YY) AND ENDING 05/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Church Finance,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Benfer Road
(No. and Street)

Houston (City) Texas (State) 77069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Todd 281-893-1390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seidel, Schroeder & Company
(Name – *if individual, state last, first, middle name*)

304 East Blue Bell Road (Address) Brenham, Texas (City) 77833 (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Church Finance, Inc., as of May 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



FRANK E. POE, III
MY COMMISSION EXPIRES
DECEMBER 12, 2012

Joe Todd 7-26-10
Signature

Treasurer
Title

Frank E. Poe III 7/26/10
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

July 22, 2010

The Board of Directors
Security Church Finance, Inc.

In planning and performing our audit of the financial statements of Security Church Finance, Inc. for the year ended May 31, 2010, in accordance with auditing standards generally accepted auditing standards as established by the Auditing Standards Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We believe that the following deficiency constitutes a significant deficiency.

Segregation of Duties

In connection with the audit, we identified that one of the shareholders performs most of the accounting functions including accounts payable, cash disbursements, preparing and posting cash receipts, journal entries, bank reconciliations, and general ledger maintenance. As such there is limited segregation of the initiation, authorization and recording of transactions. The risk associated with cash receipts is mitigated by the fact that almost all significant amounts of cash are wired into the company's bank account directly from the trust company. The following compensating controls exist:

- The President of the Company reviews the monthly financial statements, including balance sheet, income statement and calculation of net capital. Additionally, he has real time access to all banking transactions through the online banking website, where he routinely reviews current activity, as well as cleared checks.
- In the current year a new control was implemented in which the President must sign all payroll and expense checks of the shareholder performing the accounting functions.
- In the current year a new control was implemented in which the President must review all invoices $500.00 and above and sign them prior to payment.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and company assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

SEIDEL, SCHROEDER & COMPANY

By: 
Michele Kohring Kwiatkowski, CPA



SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

To the Board of Directors
Security Church Finance, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from June 1, 2009 to May 31, 2010, which were agreed to by Security Church Finance, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Security Church Finance, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T.) Security Church Finance, Inc.'s management is responsible for the Security Church Finance, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (examined canceled checks where such had cleared the bank; otherwise examined check stub) noting no differences;

2. Compared the Total Revenue amounts of the Form X-17A-5's for the period June 1, 2009 to May 31, 2010, with the amounts reported in Form SIPC-7T for the period from June 1, 2009 to May 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (client income/expense summary by month for deductions 2c(5) and (9) and schedule of certificate of deposit commissions earned maturing nine months or less from issuance date) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in For SIPC-7T and in the related schedules and working papers (client income/expense summary by month for deductions 2c(5) and (9) and schedule of certificate of deposit commissions earned maturing nine months or less from issuance date) supporting the adjustments noting no differences; and

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed (not applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seidel, Schroeder & Company

June 22, 2010

Security Church Finance, Inc.

Financial Statements

For the Years Ended May 31, 2010 and 2009

With

Independent Auditors Report

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT	1
BALANCE SHEETS	2
INCOME STATEMENTS	4
STATEMENTS OF STOCKHOLDERS' EQUITY	5
STATEMENTS OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7
COMPUTATION OF NET CAPITAL, SCHEDULE I	13
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS, SCHEDULE II	14
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS, SCHEDULE III	15



SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the accompanying balance sheets of Security Church Finance, Inc. as of May 31, 2010 and 2009 and the related statements of income, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Church Finance, Inc. as of May 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seidel, Schroeder & Company

July 22, 2010

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

SECURITY CHURCH FINANCE, INC.
BALANCE SHEETS
May 31, 2010 and 2009

	2010	2009
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 148,835	$ 62,001
Accounts receivable	-	570
Advances to agents	2,585	585
TOTAL CURRENT ASSETS	151,420	63,156
PROPERTY AND EQUIPMENT		
Office furniture, fixtures and equipment	70,623	69,976
Less accumulated depreciation	(65,717)	(62,499)
TOTAL PROPERTY AND EQUIPMENT	4,906	7,477
Cash surrender value of officers' life insurance	42,875	41,995
Marketable securities	1,947	2,225
TOTAL OTHER ASSETS	44,822	44,220
TOTAL ASSETS	$ 201,148	$ 114,853

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
BALANCE SHEETS - Continued
May 31, 2010 and 2009

	2010	2009
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable	$ 2,558	$ 4,495
Amounts due churches and other liabilities	38,383	72,577
TOTAL CURRENT LIABILITIES	40,941	77,072
TOTAL LIABILITIES	40,941	77,072
STOCKHOLDERS' EQUITY:		
Preferred stock series A, $50 par and liquidation value, 2,000 shares authorized, issued and outstanding	100,000	100,000
Preferred stock series B, $50 par and liquidation value, 1,000 shares authorized, issued and outstanding	50,000	50,000
Preferred stock series C, $50 par and liquidation value, 600 shares authorized, issued and outstanding at December 31, 2009	30,000	-
Common stock, $50 par value, 1,000 shares authorized, 400 shares issued and 160 shares outstanding	20,000	20,000
Additional paid-in capital	2,500	2,500
Retained earnings (deficit)	9,709	(82,994)
Accumulated other comprehensive income (loss)	(2,002)	(1,725)
	210,207	87,781
Less treasury stock, 240 shares, at cost	50,000	50,000
TOTAL STOCKHOLDERS' EQUITY	160,207	37,781
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 201,148	$ 114,853

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
INCOME STATEMENTS
FOR THE YEARS ENDED MAY 31, 2010 AND 2009

	2010	2009
REVENUES:		
Program fees	$ 338,751	$ 270,985
Brokerage commissions	296,814	282,184
Fiscal agent and service fees	87,933	99,021
	723,498	652,190
EXPENSES:		
Commissions	233,890	247,546
Salaries and benefits	279,147	331,196
Advertising, postage and printing	17,266	21,733
Rent, telephone, utilities, maintenance and supplies	33,899	43,085
General insurance, taxes and licenses	32,477	33,528
Travel and entertainment	21,364	20,247
Professional fees, dues and subscriptions	9,400	9,320
Depreciation	3,219	4,399
Other	1,220	660
Total Expenses	631,882	711,714
OPERATING INCOME (LOSS)	91,616	(59,524)
OTHER INCOME (EXPENSE):		
Loss on disposal of asset	-	(1,814)
Interest and other income	1,087	955
INCOME (LOSS) BEFORE FEDERAL INCOME TAX	92,703	(60,383)
Federal income tax expense	-	-
NET INCOME (LOSS)	$ 92,703	$ (60,383)
OTHER COMPREHENSIVE INCOME NET OF TAX:		
Unrealized gain (loss) on marketable equity securities	(277)	(1,958)
COMPREHENSIVE INCOME (LOSS)	$ 92,426	$ (62,341)

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MAY 31, 2010 AND 2009

	Preferred Stock						Common Stock		Additional			Other	
	Series A		Series B		Series C			Common	Paid-in	Retained	Treasury	Comprehensive	
	Shares	Stock	Shares	Stock	Shares	Stock	Shares	Stock	Capital	Earnings	Stock	Income (Loss)	Total
Balance at May 31, 2008	2,000	$100,000	400	$20,000	-	$ -	160	$ 20,000	$ 2,500	$(22,611)	$ (50,000)	$ 233	$ 70,122
Net loss for the year										$(60,383)			(60,383)
Issuance of preferred stock			600	$30,000	-	-							30,000
Unrealized holding loss												$ (1,958)	(1,958)
Balance at May 31, 2009	2,000	$100,000	1000	$50,000	$-	$ -	160	$ 20,000	$ 2,500	$(82,994)	$ (50,000)	$ (1,725)	$ 37,781
Net income for the year										$ 92,703			92,703
Issuance of preferred stock					600	$30,000							30,000
Unrealized holding loss												$ (277)	(277)
Balance at May 31, 2010	2,000	$100,000	1,000	$50,000	600	$30,000	160	$ 20,000	$ 2,500	$ 9,709	$ (50,000)	$ (2,002)	$160,207

See accompanying notes to financial statements

SECURITY CHURCH FINANCE
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 92,703	$ (60,383)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,219	4,399
Loss on disposition of fixed assets	-	1,814
Changes in assets and liabilities:		
Accounts receivable	570	845
Advances to agents	(2,000)	10,599
Cash value of life insurance	(880)	(908)
Trade accounts payable	(1,937)	1,905
Accrued expenses and other liabilities	(34,194)	22,671
Total adjustments	(35,222)	41,325
Net cash provided by (used in) operating activities	57,481	(19,058)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(647)	(3,468)
Net cash used in investing activities	(647)	(3,468)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from the issuance of preferred stock	30,000	30,000
Net cash provided by financing activities	30,000	30,000
NET INCREASE IN CASH AND EQUIVALENTS	86,834	7,474
CASH AND EQUIVALENTS, BEGINNING OF YEAR	62,001	54,527
CASH AND EQUIVALENTS, END OF YEAR	$ 148,835	$ 62,001

See accompanying notes to financial statements

SECURITY CHURCH FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2010 AND 2009

Note 1 – Summary of Significant Accounting Policies

(a) Organization and description of business

Security Church Finance, Inc. ("SCF" or "the Company") is a fully-disclosed broker-dealer engaged in the brokerage of mortgage bonds. SCF was organized in 1962 to serve churches throughout the United States as a licensed broker/dealer and as an agent in the preparation of mortgage bond issues. The Company's headquarters are located in Houston, Texas.

The accompanying financial statements are prepared in accordance with generally accepted accounting principles and with generally accepted accounting practices within the broker dealer industry. The following is a description of the more significant accounting policies.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the assumptions that are used in the preparation of these financial statements. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

(c) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. The Company's deposits held with financial institutions were under the Federal Deposit Insurance Corporation (FDIC) maximum coverage of $250,000 as of May 31, 2010 and 2009.

(d) Accounts receivable

The Company carries its accounts receivable at cost. On a periodic basis, the Company evaluates its accounts receivable and has not established an allowance for doubtful accounts, based on its history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible at the time management determines that collection is unlikely.

(e) Property, plant, and equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method at rates based on the estimated useful lives of the various classes of property. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements or additions are capitalized.

(f) Cash surrender value of officers' life insurance

As of May 31, 2010, the Company was the owner of life insurance policies of one of its officers. The cash value of the Company's officers' life insurance contract is recorded on the Company's balance sheet at the cash surrender value of the policy as of the balance sheet date. The cash surrender values relative to the policies in place at May 31, 2010 and 2009 was $42,875 and $41,995, respectively.

(g) Provision for income taxes

The Company uses the asset and liability approach for financial accounting and reporting for income taxes. The provision for income taxes includes federal income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities due to differences in tax versus financial statement depreciation. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with generally accepted accounting principles in the United States, which require the Company to assess the likelihood that tax positions (based on their technical merit) will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(h) Revenue recognition

The Company provides professional and technical services in preparing bond issues. Typically, the Company's client, a church, pays the company a consulting fee which is recognized as revenue when received, for services provided at that time. The remaining fees are generally collected and recognized over time as revenue when bond proceeds are received by the third party escrow agent and when all escrow requirements are met.

(i) Marketable securities

The Company categorizes marketable securities as available-for-sale securities. Unrealized marketable securities gains and temporary losses are reflected as a net amount under the caption of accumulated other comprehensive income within the statement of stockholders' equity. Realized gains and losses are recorded within the statement of income. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

(j) Fair value of financial instruments

The carrying value of the Company's financial instruments including cash and cash equivalents, cash surrender value of life insurance policy, accounts receivable and payables approximates their fair values.

(k) Credit risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party.

Note 2 - Stockholders' Equity

The Company has four classes of stock as follows:

Common stock which has a par value of $50.00 per share, each share is entitled to one vote and dividends are declared at the discretion of Management.

Preferred stock "Series A" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share, when such dividends are declared at the discretion of management. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share. Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share.

Preferred stock "Series B" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $7.00 per share, when such dividends are declared at the discretion of management. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share (unless redeemed within six months of issuance at a price of $55.00 per share). Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share.

Note 2 - Stockholders' Equity, cont.

On May 15, 2009, the Company issued 600 shares of Series B Preferred Stock to one of its officers and received $30,000 in cash.

Preferred stock "Series C" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share, when such dividends are declared at the discretion of management. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share (unless redeemed within six months of issuance at a price of $55.00 per share). Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share, plus all accrued and unpaid preferred dividends. On November 5, 2009, the Company issued 600 shares of Series C Preferred Stock to one of its officers and received $30,000 in cash.

Note 3 – Commitments and Contingencies

On June 30, 2008, the Company entered into a lease with a third-party to lease office space for $1,500 per month. The lease continues indefinitely until Lessor or Lessee gives three months' notice to the other party. Rental expense was $18,000 and 16,000 for the years ended May 31, 2010 and 2009, respectively.

Note 4 - Employee Benefit Plan

The Company has a simple IRA plan, which covers substantially all employees of the Company. Total expense recognized under the plan during the years ended May 31, 2010 and 2009 was $952 and $3,370, respectively.

Employees of the Company also participate in a noncontributory profit sharing plan covering substantially all employees. The Company made no contributions to the plan during the years presented.

Note 5 - Income Taxes

As of May 31, 2010 and 2009, no provision has been made in the accompanying financial statements for income tax expense as a result of net operating loss ("NOL") carryforwards in 2010 and the operating loss in 2009. In 2010 taxable income in the amount of $58,044 was offset by an NOL of the same amount resulting in zero taxable income for federal income tax purposes.

Note 5 - Income Taxes, cont.

As of May 31, 2010, the Company estimated the remaining available NOL carryforwards to be approximately $262,515 and the Company's total deferred tax assets relating to the carryforwards amounted to approximately $65,629 which will begin to expire in 2026. At May 31, 2009 deferred tax assets attributed to NOL carryforwards amounted to $79,655. As of May 31, 2010 and 2009, the Company estimated deferred tax assets from other timing differences to be $10,632 and $19,435, respectively. The Company has a valuation allowance for the full assessment of the deferred tax assets at May 31, 2010 and 2009 as management does not believe it is more likely than not that the valuation of the asset is recoverable.

The Company's federal income tax returns have not been audited by the Internal Revenue Service and the Company has not been notified of any pending federal or state income tax audits, and is not aware of any income tax controversies that are likely to occur with any taxing authority.

Note 6 – Marketable Securities

Fair value of the available-for-sale marketable equity security is measured on a recurring basis, using quoted prices in active markets for identical assets (Level 1), at May 31, 2010 and 2009. The aggregate fair value as of May 31, 2010 and 2009 were $1,947 and $2,225, respectively. The total losses on securities held for the years ended May 31, 2010 and 2009, were $277 and $1,958, respectively.

Note 7 – Amounts Due Churches

At May 31, 2010 and 2009 a contingent liability is recognized for $38,038 and $71,935, respectively. The contingency relates to refundable deposits received from churches to initiate the prospectus and fact finding process for prospective bond issues. If the church decides not to proceed with the bond issue, the refundable deposit is returned to the church less cost incurred to date. Beginning in the current fiscal year the Company's contracts with churches specifies that the deposits are non-refundable.

Note 8 - Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2010 the Company was in compliance with both requirements.

Note 9 – Subsequent Events

Management of the Company has evaluated subsequent events through July 22, 2010, the date the financial statement were available to be issued. No additional disclosures or modifications were deemed necessary.

SECURITY CHURCH FINANCE, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I
May 31, 2010

NET CAPITAL

Total Stockholders' equity	$	160,207
Deductions		
A. Non-allowable assets		
Accounts receivable		(2,585)
Furniture and equipment, net		(4,906)
B. Haircuts on securities		(293)
Net Capital	$	152,423

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of May 31, 2007)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	152,423

SECURITY CHURCH FINANCE, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
May 31, 2010

Security Church Finance, Inc. is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

SECURITY CHURCH FINANCE, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
May 31, 2010

Security Church Finance, Inc. is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.